Exhibit 99.1

press release

ArcelorMittal Announces Pricing of Bond Issue

10 December 2024, 19:00 CET

ArcelorMittal priced yesterday an offering of €500,000,000 3.125 per cent notes due 13 December 2028 (the “2028 Notes”) and €500,000,000 3.500 per cent notes due 13 December 2031 (the “2031 Notes” and together with the 2028 Notes, the "Notes").

The Notes will be issued under ArcelorMittal’s €10,000,000,000 wholesale Euro Medium Term Notes Programme.

The proceeds of the issuance will be used for general corporate purposes and refinancing of existing indebtedness.

The offering is scheduled to close on 13 December 2024, subject to satisfaction of customary conditions.

Important note: This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of the Notes nor an invitation to the public in connection with any offer. No communication and no information in respect of the issuance of the Notes may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The offering or purchase of the Notes may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.
This press release is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 (the “Prospectus Regulation”). A prospectus prepared pursuant to the Prospectus Regulation has been published, which can be obtained from the website of the Luxembourg Stock Exchange at www.luxse.com.
The base prospectus of the €10 billion wholesale Euro Medium Term Note Programme of ArcelorMittal dated as of 15 December 2023 and the supplement to the base prospectus dated 22 November 2024 which together constitute a base prospectus (the “Base Prospectus”), and the final terms prepared by the Issuer in connection with the issuance of the Notes have been prepared on the basis that any offer of Notes in any Relevant State of the European Economic Area (each, a "Relevant State") will be made pursuant to an exemption under the Prospectus Regulation, as implemented in that Relevant State, from the requirement to publish a prospectus for offers of the Notes.

In any Relevant State of the European Economic Area, this communication is only addressed to and directed at qualified investors in that Relevant State within the meaning of the Prospectus Regulation.
This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Notwithstanding any target market assessment, distributors should note that: the price of the Notes may decline and investors could lose all or part of their investment; the Notes offer no guaranteed income and no capital protection; and an investment in the Notes is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The target market assessment is without prejudice to any contractual, legal or regulatory selling restrictions in relation to the offering.
This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the Notes would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Notes has been made or will be made in the United States.

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com